

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2023

Trent Ward
Chief Executive Officer
Interactive Strength, Inc.
1005 Congress Avenue
Suite 925
Austin, Texas 78701

> **Re: Interactive Strength, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 22, 2023**
> **File No. 333-276217**

Dear Trent Ward:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing